Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

May 22, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn:	Ms. Kathleen Krebs

Re:	CommercePlanet, Inc. Registration Statement on Form SB-2 File Number: 333-141375

Dear Ms. Krebs:

I am securities counsel for CommercePlanet, Inc. (the “Company”). The Company is responding to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated May 17, 2007. As discussed with the Staff, the Company is providing a copy of the chart requested by the Staff supplementally with this letter.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.
We note the revisions you made to the table beginning on page 38. Although we note your response that all the information requested is already included in the accompanying narrative, the tables requested are designed to make the lengthy narrative disclosure much more transparent to investors. Please continue to revise the table so that a reader can more easily compare the amount of cash received by the company in your past debt financings with eFund with the amount of cash and securities paid to eFund. In this regard, it is difficult to determine how you arrived at some of the values in the table. For example, please explain why you show no interest payments in the table when, with one exception, the various notes accrued interest at rates ranging from 6% to 10%. As another example, please explain how you arrived at the value of shares issued as payment on the notes. In this regard, since the conversion price on the debentures was based upon a 25% discount to the market price prior to conversion, the market price of the shares issued should be greater than the principal amount converted. Furthermore, the cost to the company and potential profit to eFund from the December 18, 2005 debt restructuring are not apparent.

Response 1.
The Company has included a chart with this response letter attempting to address the Staff’s comment. The Company respectfully notes that it has had difficulty complying with the Staff’s comments because the Staff is requesting terms to be disclosed in the Registration Statement that are not in the Company’s debt instruments. For example, the 25% discount rate referred to by the Staff is not used across all of the Notes. Additionally, the Company can only report on what actually was repaid on the Notes. Based on the Staff’s comments, the Staff appears to believe that there was significant profit inherent in the Notes or additional payments on the Notes. The Notes between eFund and the Company were related party transactions and were not intended to create a large profit for eFund. Instead, they were intended to provide the Company financing on reasonable terms that could be, at times, repaid with equity to conserve the Company’s cash. The chart reflects the payments that were actually made to eFund and no matter how the information is organized and reorganized, the amounts will remain the same. The only potential variance in the dollar value of the payments is how to value the shares issued.

The Company notes that the Staff has asked the Company in prior comments to value the shares issued at market value at the day of issuance. This method of valuation is not realistic. The securities issued as payments were not intended to be sold on the day they were issued. Additionally, the Company has not indicated the amount of interest payments made on the financing instruments because the interest is, for some instruments, included partially or totally in the discount in the face amount of the instrument. However, the Company has added a subtotal line for each Note that reflects the value of what was paid and the amount received by the Company in response to this comment and comment 2 below.

Finally, the Company respectfully notes that several of the Notes the Staff has requested detailed disclosure on were issued more than 3 years ago. The Company respectfully notes that Regulation S-B does not require disclosure of these Notes. The Company has voluntarily included disclosure of the Notes so investors may evaluate the nature of the investments in the Company. The Company has made two efforts to comply with the Staff’s comments in this regard. However, the Company respectfully disagrees with the Staff of the materiality of payments made on Notes over three years ago and believes this detailed disclosure detracts from relevant disclosure of the Company’s financial status and prospects during the current fiscal year. The Company respectfully believes if it can not reach an agreement with the Staff on presentation of this chart, the Company respectfully notes that it will consider deleting such disclosure.

Comment 2.	In addition, please provide a separate table that shows the summary information for each debt financing with eFund that is set forth in prior comment 13 of our letter dated March 28, 2007:
•	The gross proceeds paid to you in each transaction (i.e., the face value of each debt financing);
•
The total payments that you made in connection with each transaction, excluding the repayment of principal. See prior comment 12 of our letter dated March 28, 2007. Note that this amount would include discounts on the notes, interest paid and the value of the warrants issued in connection with each transaction;

•	The resulting net proceeds to you, consisting of the amount of the first bullet point minus the payments in the second bullet point;
•
The total potential profit realized by eFund for each debt financing as a result of any conversion discounts, calculated by totaling the market price of all the shares issued upon conversion and subtracting the total conversion price of all the shares issued upon conversion of the note;

•	The percentage that results from dividing
-	the total potential profit realized by eFund for each debt financing as a result of any conversion discounts, by
-	the net proceeds to you from each debt financing, as well as the amount of that resulting percentage averaged over the term of the convertible notes; and
•	A row including totals for each column.

Response 2.
The Company proposes including only one chart for the eFund financing instruments. The Company respectfully notes that several of the financing instruments were issued over three years ago and none were issued in this fiscal year or last fiscal year. Two charts on disclosure that is not reflected in the financials places disproportionate emphasis on immaterial disclosure.

In response to this comment, the Company has further refined the detailed chart it has already created regarding the financing instruments with eFund. The Company respectfully notes that there is very detailed information in the chart.

The Company has added the information requested in the Staff’s second to last bullet point. The Company respectfully notes that the calculation requested by the Staff does not create a percentage. The calculation does not appear to add any meaningful information to the chart.

The Company respectfully notes that it can not recreate history. The Company has reflected the payments as made. The Staff has continued to request disclosure of items that did not occur. If the Staff is not satisfied with the chart as provided, the Company respectfully requests a conference call with the Staff. While the Company is determined to provide meaningful disclosure to investors and to comply with all relevant and applicable rules, regulations and guidance, the Company notes that there is no more information to provide and creating additional columns on a chart analyzing payments made to one investor over three years ago is not material.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for CommercePlanet, Inc.

cc:  CommercePlanet, Inc.

Name of eFund entity or affiliate with whom financing instrument was entered into	Date of issunance	Face value	Cash the Company received from the financing instrument	Amount paid by the Company to eFund	Interest Paid (Discount amount on face of the note, if any)	Date of payment	Shares issued as payment	Amount ($) of each payment (1)	Date warrant issued, if any	Value of warrant, if any (6)	Amount of interest payments, if any (9) ($)		Percentage calculated by dividing the total potential profit eFund could have gotten by the funds we received
eFund Capital Partners, LLC	1/19/2004	$305,000	$305,000		None.	1/13/2006	100,000	$12,000
eFund Capital Partners, LLC	1/19/2004					1/19/2006	150,000	$18,000
eFund Capital Partners, LLC	1/19/2004					2/3/2006	32,000	$5,528
eFund Capital Partners, LLC	1/19/2004					3/31/2006		$48,500
eFund Capital Partners, LLC	1/19/2004					4/13/2006	619,118	$79,433
eFund Capital Partners, LLC	1/19/2004					6/30/2006		$141,539

Subtotal for 1/19/2004 instrument		$305,000	$305,000	$305,000	$-			$305,000

eFund Capital Partners, LLC	1/25/2004	$50,000	$50,000		None.	2/2/2006		$10,433
eFund Capital Partners, LLC	1/25/2004					3/7/2006	68,000	$39,567

Subtotal for 1/25/2004 instrument		$50,000	$50,000	$50,000	$-			$50,000				%	100

eFund Capital Partners, LLC	4/2/2004	$90,000	$75,000			3/7/2006	330,000	$23,000	4/2/2004	0(7)
eFund Capital Partners, LLC	4/2/2004				$15,000	6/30/2006	170,000	$67,000

Subtotal for 4/2/2004 instrument		$90,000	$75,000	$90,000	$15,000			$90,000				%	120

eFund Capital Partners, LLC	5/5/2004	$90,000	$75,000		$15,000	6/8/2006		$90,000	5/5/2004	0(8)

Subtotal for 5/5/2004 instrument		$90,000	$75,000	$90,000	$15,000			$90,000				%	120

eFund Capital Partners, LP	8/15/2004	$60,000	$50,000		$10,000	3/31/2006	439,794	$60,000	8/18/2004(4)	3,000

Subtotal for 8/15/2004 instrument		$60,000	$50,000	$60,000	$10,000			$60,000				%	120

eFund Capital Partners, LP	9/25/2004	$60,000	$50,000		$10,000	4/13/2006	467,654	$60,000	9/25/2004(5)		$4,950

Subtotal for 9/25/2004 instrument		$60,000	$50,000	$64,950 (10)	$10,000			$60,000			$4,950%		129.90

eFund Capital Partners, LLC	4/18/2005	$132,000	$110,000		$22,000	6/30/2005		$13,812
eFund Capital Partners, LLC	4/18/2005					9/30/2005		$118,188

Subtotal for 4/18/2005 instrument		$132,000	$110,000	$132,000	$22,000			$132,000				%	120

eFund Capital Partners, LLC	8/18/2005	$48,000	$40,000		$8,000	9/30/2005		$5,000
eFund Capital Partners, LLC	8/18/2005					12/31/2005		$13,211
eFund Capital Partners, LLC	8/18/2005					12/31/2005		$29,789	(2)
eFund Capital Partners, LLC	8/18/2005	$125,000	$104,000		$21,000	12/31/2005		$125,000	(2)
eFund Capital Partners, LLC	8/18/2005	$48,000	$40,000		$8,000	12/31/2005		$48,000	(2)

Subtotal for 8/18/2005 instruments		$221,000	$184,000	$221,000	$37,000(3)			$221,000				%	120.11

Barrett Evans	8/18/2005	$84,000	$70,000		$14,000	12/31/2005		$84,000	(2)

Subtotal for 8/18/2005 instrument		$84,000	$70,000	$84,000	$14,000			$84,000				%	120

eFund Capital Partners, LLC	11/1/2005	$180,000	$176,200		$3,800	3/31/2006		$132,400
eFund Capital Partners, LLC	11/1/2005					6/30/2006		$47,600

Subtotal for 11/1/2005 instrument		$180,000	$176,200	$180,000	$3,800			$180,000				%	102.16

eFund Capital Partners, LLC	12/18/2005	$286,789			None.	9/302006		$286,789

Subtotal for 12/18/2005 instrument		$286,789		$286,789	$-			$286,789

TOTAL OF ALL EFUND
AND AFFILIATE INSTRUMENTS:		$1,558,789		$1,563,739	$126,800			$1,398,789

(1) Payments made in common stock have been given a value based on the market value of the common stock on the date of the payment.
(2) Restructured. New notes issued on December 18, 2005.
(3) The total discount amount for all Notes issued on August 18, 2005 is $37,000.

(4) On August 18, 2004, we issued a warrant to eFund Capital Partners, to purchase 150,000 of our common shares at an exercise price of $1.03 per share. The closing price of our stock on August 18, 2004 was $1.05 per share.

(5) On September 25, 2004, we issued a warrant to eFund Capital Partners, to purchase 150,000 of our common shares at an exercise price of $1.25 per share. The closing price of our stock on September 25, 2004 was $1.283 per share.

(6) Calculated by subtracting the total exercise price on the date of the issuance of the warrants from the combined market price of the total number of shares underlying the warrants on that date.
(7) On April 2, 2004, we issued a warrant to eFund Capital Partners, to purchase 225,000 of our common shares at an exercise price of $1.53. The market price of our stock on April 2, 2004 was $1.38.
(8) On May 5, 2004, we issued a warrant to eFund Capital Partners, to purchase 225,000 of our common shares at an exercise price of $1.53. The market price of our stock on May 5, 2004 was $1.47.
(9) Unless indicated in this column, interest amounts are included in the face value of the instrument and listed in the column titled "Interest Paid."
(10) Includes interest payment of $4,950.